United States securities and exchange commission logo





                             January 23, 2024

       I-Fa Chang
       Sole Director
       Aimfinity Investment Merger Sub I
       c/o Docter Inc.
       14F-7, 597 Jiuru 2nd Rd
       Sanmin District
       Kaohsiung City, Taiwan

                                                        Re: Aimfinity
Investment Merger Sub I
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
27, 2023
                                                            CIK No. 0001997799

       Dear I-Fa Chang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1. We note that the AIMA Units are defined as "units of AIMA, each consisted of one
                                                        AIMA New Unit and one
AIMA Class 1 Warrant." However, on page 1, you note that
                                                        Aimfinity consummated
its IPO on April 28, 2022, issuing Units consisting of one Class
                                                        A ordinary share, one
Class 1 redeemable warrant and one-half of one Class 2 redeemable warrant. Please revise
your disclosure throughout the registration statement to clearly and consistently describe
the AIMA Units and the AIMA New Units.
   2.                                                   We note your disclosure
that "if Aimfinity does not consummate the Business
                                                        Combination and fails
to complete an initial business combination by December 28, 2023
                                                        (or up to April 28,
2024, if all extensions are exercised), Aimfinity will be required to
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         liquidate and dissolve, unless AIMA seeks shareholder approval to amend [its] Existing
         Charter to extend the date by which the Business Combination may be consummated." Please revise your disclosure to discuss: (a) that in connection with the
         votes to approve the Charter Amendment Proposal, 4,076,118 Public Shares of Aimfinity
         were rendered for redemption, and (b) the number of extensions of the period of time
         Aimfinity has to consummate the initial business combination that have been exercised and the corresponding amounts that have been deposited into the Trust Account.
3. We note that certain shareholders agreed to waive their redemption rights in connection with the Business Combination. Please disclose any consideration provided in exchange for these waivers.
Questions And Answers About The Business Combination And The Extraordinary
General
Meeting
Is there any financing in connection with the Business Combination?, page viii

4. We note that per the Merger Agreement, Aimfinity and Docter shall use reasonable efforts to obtain Transaction Financing on the terms mutually agreed to by the parties. Please update your disclosure to define "Transaction Financing," and disclose the status of any such financing, including relevant negotiations and agreements related to the same. Please also disclose whether and under what circumstances the Transaction Financing is required to fund the "cash components" of the transaction, given your disclosure on page 112 that
         "[t]he cash components of the transaction will be funded by Aimfinity's cash in the Trust
         Account of approximately $43.1 million," assuming no redemptions.
Do any of Aimfinity's directors, officers or the Sponsor have interests that may conflict with my interests with respect to the . . ., page xiv

5.       We note your disclosure that "[t]he exercise of Aimfinity   s
directors    and officers
         discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and
         in [y]our shareholders    best interest." Please revise your
disclosure to briefly discuss the
         changes and/or waivers in the terms of the transaction that may result in a conflict of interest and why.
May the AIMA Initial Shareholder, including the Sponsor, and any AIMA directors, officers or advisors, or their affiliates . . ., page xv

6. We note your disclosure that "[i]n connection with the shareholder vote to approve the proposed Business Combination, the AIMA Initial Shareholders, Sponsor,
and AIMA   s
         directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares prior to the Closing . . . to increase the likelihood that the proposals presented for approval at the Extraordinary General Meeting are approved." Please disclose how such purchases would increase the likelihood of obtaining the necessary approval of AIMA shareholders if ordinary shares acquired in such transactions would not
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         be voted in favor of approving the proposals to be presented at the Extraordinary General
         Meeting.
Will I lose AIMA Class 2 Warrants if I exercise my redemption rights?, page xviii

7. We note that the Class 2 Warrants attached to the redeemed public shares will be automatically forfeited and cancelled without any action by the holders. Please revise your disclosure to discuss and quantify the value of the Class 1 Warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Summary
Aimfinity Investment Merger Sub I, page 2

8. We note your disclosure on page 2 that you expect that "PubCo [will] have a board consisting of 5 members, 3 of whom will be independent directors" and your disclosure on page 5 that "[f]our members of the PubCo board of directors will be designated by the
         Sponsor and one will be designated by Docter, and one of the five directors will be
         considered    independent    under Nasdaq   s listing standards."
Please revise your disclosure
         to reconcile these statements.
Docter Inc., page 2

9. We note your disclosure that Docter Group has been developing a non-invasive blood glucose monitoring technology and has made investments in the development of biometric radar wave technology. Please revise your summary to provide further detail regarding the business and operations of the company, including the current stage of development of these technologies. Refer to Item 3(b) of Form F-4. In addition, please revise your disclosure here to note, as you do elsewhere in your filing, that the company has incurred operating losses to date, and quantify your net loss and accumulated deficit as of and for the financial periods presented in your filing.
Risk Factors
Docter current has a limited customer base. Failure to recruit new customers or expand its relationship with existing customers may . . ., page 21

10. We note your disclosure that Docter "plans to significantly expand the number of customers it serves to diversify its customer base and grow its revenues." Please revise your disclosure to discuss how Docter plans to significantly expand the number of customers it serves. Make conforming changes throughout your filing, including to your description of business. As a related matter, we note your disclosure that for the year ended December 31, 2022, Chang Gung Medical Foundation and Shenyi Technology Ltd
         accounted for approximately 50.5% and 10.8% of the Docter   s total
revenues,
         respectively, and that for your Docter Cloud platform services, Docter has entered into written agreements with its certain of its customers. Please file the relevant agreements,
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         including any agreements with your significant customers discussed in this risk factor, as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K. In addition, please revise your
         Management's Discussion and Analysis to disclose whether you expect this trend in customer concentration to continue for future financial periods.
If Docter is unable to support its growth strategies successfully, timely, or at all, then Docter's ability to generate . . ., page 21

11. We note your disclosure that "Docter intends to continue its investment in research and development activities and to initiate its sales and marketing activities in Taiwan and in any other countries through its own field sales force, professional relationship with hospitals and physicians, agents or partners." We also note your disclosure on page 104 that "[w]e currently offer our products in Taiwan, with plans to continue investments in research and development as well as initiate sales and marketing activities in other countries, such as the United States, Canada and Europe, among others." Please revise your disclosure, here and elsewhere (including on page 104), to discuss Docter's plans to expand its commercial and R&D operations outside of Taiwan. Please include disclosure regarding the scope and timing of any expansion plans. If you cannot provide an estimated timeframe for this expansion, please remove this disclosure from your filing. Make conforming changes to your prospectus, including to your summary and the description of your growth opportunities and business.
Docter is dependent on third parties that it enters into agreements with to manufacture and distribute products for itself . . ., page 22

12. Please address the following with respect to the manufacturing of your products:

                We note your disclosure that "Docter is dependent on third parties that it enters into agreements with to manufacture and distribute products for itself and for other essential services." Please revise your disclosure to discuss the material terms of agreements entered into with Mictron Enteprrise Co., Ltd. and Ten-Tronics Co.,
              Ltd. Please also file these agreements as exhibits to the registration statement or advise why you believe you are not required to do so. Refer to
Item 601(b)(10) of
              Regulation S-K. Please also revise your disclosure to discuss the source and nature of the raw materials and components used in Docter's products.

                We note that Docter's main manufacturers are Mictron Enterprrise Co., Ltd and Ten-
              Tronics Co., Ltd., two Taiwanese companies. Please revise your disclosure to note whether all manufacturing facilities are in Taiwan. If so, please also discuss any geopolitical or natural disaster risks stemming from all current Docter manufacturing and operations being undertaken in Taiwan, if applicable. In addition, please revise your disclosure on page 25 to discuss the impact to investors from Docter's facilities being located in the same geographic area.
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Exchange rate fluctuations may negatively affect Docter's liquidity, financial condition and results of operations., page 23

13. We note your disclosure that Docter intends to generate a substantial portion of its revenues in U.S. dollars. Please revise your disclosure to explain how Docter intends to generate revenues in U.S. dollars when its operations and commercial activity are based in
         Taiwan.
Cyber security attacks or breaches of Docter's data could adversely affect Docter's reputation and business., page 24

14. Please revise this risk factor to disclose whether Docter stores customer health data from its devices on its cloud-based platform.
Risks Related to Docter's Intellectual Property, page 26

15. We note your discussion in this section of the risks related to Docter's Intellectual
         Property, including related to compliance with the procedures of the United States Patent and Trademark Office ("USPTO"), European and other patent agencies. We also note your disclosure on pages 109-110, describing your current patents and trademarks. It appears from the disclosure on pages 109-110 that the majority of your patents and trademarks are in Taiwan. Please revise your risk factor disclosure in this section to discuss the risks, if any, specific to your compliance with procedural, documentary, fee payment and other similar provisions of the relevant intellectual property agency in Taiwan.
Privacy regulations may impose costs and liabilities on Docter, limit Docter's use of information, and adversely affect Docter's business., page 30

16. Please revise this risk factor to disclose whether Docter currently has relationships with healthcare institutions thereby resulting in Docter's receipt of patients' confidential medical information. If Docter is in possession of medical information, please update this risk factor to discuss applicable government regulations and Docter's compliance with such.
Taiwan laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay . . ., page 30

17. We note your disclosure that foreign entities are prohibited from investing in some industries which are related to national security and environmental protection, as specified in the negative list provided by Taiwanese authorities. We also note your disclosure that most methods of capital contribution from Taiwan to an offshore entity are subject to
         Taiwanese regulations and approvals or registration. Please revise your disclosure to discuss whether Docter is included in the negative list provided by Taiwanese authorities and to disclose the Taiwanese regulations and approvals required for offshore capital contributions from Docter's subsidiary.
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Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers . . ., page 48

18. Please revise your risk factor to disclose whether you intend to rely on home country practice regarding the independence requirements of Nasdaq.
Certain U.S. Federal Income Tax Consequences to U.S. Holders of Aimfinity securities of
Exercising Redemption Rights, page 73

19. We note your disclosure addresses only "certain" material tax considerations. Please revise this section to discuss all material tax consequences of the transaction. Please refer to Section III.C.1 of Staff Legal Bulletin 19.
Proposal No. 2 The Acquisition Merger Proposal, page 78

20. Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.
21. We note your disclosure on page 79 that Docter will cause certain key employees to enter into employment agreements reasonably satisfactory to Docter and Aimfinity as a
         condition to such employees    continued employment post-closing.
Please disclose the
         terms of any material employment agreements that have been, or will be, entered into with
         Docter and Aimfinity employees. Please also file a form of the employment agreement as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
22. We note your conditions to closing disclosed on page 79. Please revise your disclosure to note which conditions may be waived without re-solicitation of Aimfinity shareholder approval.
Background of the Business Combination, page 87

23. We note your disclosure that on March 17, 2023, the then-existing management team and members of the board of directors resigned their positions from Aimfinity, and that there was no known disagreement with any of Aimfinity's outgoing directors on any matter relating to the Aimfinity's operations, policies or practices. Please revise your disclosure to provide additional detail regarding the departure of the former management team and board of directors of Aimfinity, including the reasons underlying their departure, if known, and whether shareholders of Aimfinity were entitled to a vote and opportunity to redeem their shares in connection with the resignation of the board and appointment of new directors. Please also disclose whether the "Founder Share and Private Placement
         Unit Distribution and Repurchase" discussed on page 119 is related to the resignation of the relevant management team and board, and if so, include a brief discussion of these transactions, including their purpose. Finally, include additional risk factor disclosure, if applicable, describing the risks related to the resignation and appointment of a new board.
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24. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. As a related matter, where you disclose general topics or agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements. For example, where you discuss various LOIs, merger agreement drafts, and transaction documents, discuss the material terms of the same.
25. Please revise this section to include a discussion of negotiations relating to the material terms of the merger agreement, including but not limited to, the evolution of the transaction structure; merger consideration and equity value of Docter; the terms of the
         Financing Transactions, lock-up agreements and the earnout provisions; the issuance of
         30,000 PubCo Ordinary Shares, in the aggregate, to the three independent directors of
         Aimfinity; and post-closing governance terms. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, the proposals and counter-
         proposals made during the course of negotiations, and how you reached agreement on the final terms.
26. We note your disclosure on page 89 that "[t]he Aimfinity Board agreed that to set an initial valuation range of $70M to $100M for the target, subject to evaluation by an independent investment bank to provide a fairness opinion for the board." Please revise your disclosure in this section to describe how the Aimfinity Board arrived at an initial pre-transaction enterprise value of $70-100 million for Docter for the LOI. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Aimfinity Board. As a related matter, where you discuss on page 90 that representatives of the parties discussed and agreed to a base valuation of $60 million, please describe the reasons underlying the new valuation, including why it was adjusted downward and outside of the range provided by Newbridge in the fairness opinion. In your discussion, please describe the "issue with cash flows"
         noted on page 94.
27. Please revise your disclosure to discuss the role of US Tiger in connection with the
         Business Combination, and to note that Aimfinity's CFO, Mr. Xuedong
(Tony) Tian has
         served as a managing director and head of capital markets at US Tiger since October
         2020. Please also disclose any fees paid to US Tiger in connection with this role. In this regard, we note your reference to US Tiger here and throughout your filing, and the disclosure on page 94 that the initial valuation range for Docter of between $70 million to
         $100 million was determined "on the advice of US Tiger."
28. We note your disclosure on page 93 that the Aimfinity Board reviewed the results of the business, legal, and financial due diligence conducted by management and third party legal and financial advisors, and the fairness opinion and presentation provided by
         Newbridge Securities which included, among other items: (a) research and review of the
         Taiwanese medical device, healthcare and biotech markets, including historical growth trends, competition information, and regulatory development; (b)
review of Docter   s
         business model including its planned future operations and underlying technology; and (c)
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         an assessment of Docter   s public company readiness. Please revise
your disclosure to
         further discuss these items and the consideration that the Aimfinity Board placed on each when deciding whether to approve the Business Combination. In addition, please provide your analysis as to whether any of the business, legal, and financial due diligence conducted by third parties other than Newbridge may be a report, opinion or appraisal materially related to the transaction, and if so, revise to summarize the analyses and provide disclosure consistent Item 4(b) of Form F-4.
29. We note your disclosure on page 94 that some institutions "have also assisted and will continue to assist Docter in conducting clinical trials and other tests for validating
         Docter   s products and services." Please revise your disclosure to discuss which of Docter's
         products have been subject to clinical trials, and the nature, jurisdiction and authority conducting these clinical trials. Make conforming changes throughout your filing, including to your description of Docter's business.
30. We note your disclosure on page 94 that "Aimfinity also recognizes that despite its lack of
         cash and short sales record, Docter   s fundamentals are sound. In
particular, its product
         portfolios have significant technological edges over its competitors, it has market potential well beyond the Taiwanese market, the difficulty and costs for potential application of its products beyond telehealth and outpatient care." Please revise your disclosure to provide support and/or the basis on which Aimfinity concluded this statement, and characterize this statement as management's opinion or belief.
Basis for the Recommendation of Aimfinity's Board of Directors - Fairness Opinion, page 96

31.      Please remove the statement that projections for 2029 through 2032 are meant to be
         conservative,    as this would not appear to apply to projections made
this far into the
         future with revenue amounts substantially in excess of historical results.
32.      Please revise the differing headings of    projections    and
estimates    for the years, as it
         may suggest a clear demarcation in the risk inherent upon the passage of a specific amount of time.
33. Explain how the forecast period of ten years was selected. Explain the basis of the projections beyond year three and whether the forecasts reflect more than simple assumptions about growth rates.
34. We note the select public companies disclosed on page 98 that were used for the comparable public company analysis. Please revise your disclosure to discuss in greater detail how the criteria for each of the comparable companies was chosen and whether any companies meeting the selection criteria were excluded from the analysis.
35. We note your disclosure on page 99 that "[i]n performing its analyses, Newbridge considered industry performance, general business and economic conditions and other matters." Please amend your disclosure to provide a detailed description of each of the relevant assumptions underlying the projections of Docter through 2032, as well as the
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         process undertaken to formulate them. Disclose the specific limitations of the assumptions. Finally, tell us how the projections are reasonable, given the historical operating results of the company.
Industry Overview of Docter, page 104

36. We note your disclosure here and throughout the filing that the Docter Group has been developing a non-invasive blood glucose monitoring technology. In an appropriate place in your filing, please revise your disclosure to provide additional detail regarding how the technology works and to clarify whether the non-invasive blood glucose technology is for a stand-alone medical device or if it will be incorporated into existing Docter devices such as the DocterWatch. Please also provide further detail regarding the current stage of development of this technology, including but not limited to, any regulatory applications or approvals that may be required in Taiwan or any other applicable jurisdiction. Disclose what is meant by "finalize" with respect to your blood glucose monitor and when you expect to finalize this product.
37. You disclose that "[t]he Docter Group operates within a subsector of the healthcare industry known as the smart home healthcare industry." Please briefly describe what types of products and services are included in this subsector. Please also define "health record manufacturers," compared to "health monitoring providers."
Competition and Competitive Strengths, page 105

38. We note your disclosure of companies that you consider to be your primary competitors.
         Please revise this disclosure to note which of these companies makes products that are commercially available in the markets where you sell your products. Please also note the market cap, revenue and size of these competitors. As a related matter, where you disclose that your products have "leading advantages in technology in their respective field,"
         please briefly describe these advantages and the measure by which they are "leading."
Business Of Docter, page 107

39. We note your disclosure that "[i]n addition to monitoring heartbeat, blood pressure and other vital signs, [y]our DocterWatch can measure sleep duration and quality, such as
         deep sleep, light sleep and rapid eye movement (   REM   ), analyze
certain related risks,
         such as risk of coronary heart disease and mental stress, as well as provide services such as fall detection and reminders to take medication." You also disclose throughout your filing that you employ your Docter Cloud platform technology to facilitate health monitoring, vascular elasticity tracking, and myocardial infarction prediction. Please revise your disclosure to describe how your DocterWatch performs or facilitates all of these functions, including whether the DocterWatch can operate without a DocterCloud subscription. In your discussion, please provide definitions for scientific terms where appropriate, including "vascular elasticity tracking" and "myocardial infarction prediction." Finally, disclose the number of models and variations of the DocterWatch that
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         are currently being sold and were sold for each of the financial periods presented in the filing.
40. We note various statements regarding future products and development efforts, including the following:

                On page 106 you state "[i]n addition to its current portfolio of products, the Docter
              Group may expand the scope of its product line and develop other smart products, such as fall detectors and telemedicine systems."

                On page 109 you state "[i]n the future, we intend to expand on our health monitoring technology to cover epileptic seizure alerts, sleep monitoring cardiac abnormality notifications, and low blood sugar alerts."

         Please revise your disclosure to discuss the current stage of development and plans to expand into these new categories of products and health monitoring technologies, including the timing of product development activities and when you expect to be able to offer the relevant products to customers. In particular, please discuss any products that have been developed and any required regulatory applications and approvals. Consider providing a pipeline table showing all of Docter's current and proposed products and technologies, including their current state of development and commercialization as well as any regulatory approvals and applications that are required in the jurisdictions where
         Docter operates or intends to operate in the near future.
41. We note your disclosure on page 109 that you are developing a biometric radar wave technology, through which Docter iCare, your BioRadar device under development, utilizes biometric radar wave technology to perform functions such as
(i) continuously
         monitoring a user   s breath rate, heart rate and temperature,
remotely from the user   s bed
         and (ii) stabilizing a user   s safety and security at home, by
utilizing alerts to control highly
         sensitive areas over a programmable period of time. Please revise your disclosure to provide further detail regarding the current stage of development of this technology, the state of any applications or regulatory approvals, and how the biometric radar functions to monitor user health.
42. We note that there are various graphics included throughout this section. For example, there are images of watches included on page 107. Please ensure that each image is captioned with an explanation of what the image represents. Please also tell us whether the graphics depicted throughout this section represent actual images of your products.
43. We note your disclosure throughout the description of your business that your services are available to hospitals, medical institutions, and individual customers, and that you partner with hospitals, medical institutions and healthcare facilities who then promote your products to their patients as end users. Please clearly define which entities are your
         "partners," "customers," and "users," and refer to these entities consistently throughout your filing. In addition, please clarify the differences, if any, in fee structure and margins
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         between the services provided to hospitals and medical institutions compared to individual customers. Finally, we note your disclosure that "as a business model, we offer our cloud-
         based health monitoring service to hospitals, medical institutions and individual customers as a subscription service, comprised of fees from granting access to our monitoring software through the internet or mobile application." Please clarify the entities to which you currently offer your products and services and the percentage of your historical revenues attributable to hospitals, medical institutions, and individual customers, respectively.
Properties, page 110

44. We note your disclosure on page 110 relating to Horn's leases for an office in Taiwan, which expires on March 10, 2024. Please briefly describe the material terms of the lease, any plans to renew the lease or secure a different office and also file the lease agreement as an exhibit or explain why you are not required to do so. Refer to
Item 601(b)(10) of
         Regulation S-K.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of
Docter, page 112

45. We note that you derived revenues in fiscal 2022 and 2021 from health monitoring software. Please advise, and revise your disclosure accordingly, what products comprise this category and how this category is different from the cloud-based health monitoring service. As a related matter, we note your disclosure that you sold different kinds of products with lower cost of revenues in the year ended December 31, 2022 from those sold in the year ended December 31, 2021. Please revise your disclosure to describe your different kinds of products, including identifying which products have lower costs of revenues compared to other products and why. Make conforming changes to your filing, including to your description of business.
46. We note your disclosure on page 116 that you "are trying to alleviate the going concern risk through some sources as discussed in Note 2- Going Concern." Please revise your disclosure in this section to discuss your efforts to alleviate going concern risk and liquidity concerns.
47. We note your disclosure on pages 117 and 161 that you had borrowings of approximately
       $256,000 from Hsin-Ming Huang, the Chief Executive Officer, director and shareholder
FirstName LastNameI-Fa Chang
       of Docter, for operating purposes. Please disclose the material terms of this borrowing and
Comapany     NameAimfinity
       file the agreement as Investment   Merger
                              an exhibit or       Sub
                                            explain   I you are not required to
do so. Refer to
                                                    why
JanuaryItem  601(b)(10)
         23, 2024       of Regulation S-K.
                   Page 11
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FirstName LastName
Results of Operations
Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021, page
113

48. We note your disclosure that your increase in revenues for the relevant period was offset by a decrease of approximately $2,000 of revenues from sales of health monitoring devices, since you shifted your focus and devoted more resources in developing revenues from sales of health monitoring software and cloud-based health monitoring services.
         Please revise your disclosure to clarify whether you expect this trend to continue in future financial periods. If so, please describe the impact of this trend on your business and operations, including whether you expect to continue to grow your revenues from software and services if sales of your device continue to decrease. Aimfinity's Business
Extraordinary General Meeting and Extensions, page 120

49. Please disclose the impact of redemptions in connection with the Charter Amendment
         Proposal on funds in the Trust Account. Please also disclose the percentage of redemptions.
50. Please disclose, as of the most recent practicable date, the number of AIMA Private
         Placement Units into which Mr. Chang would be permitted to convert the Extension
         Notes.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of
Aimfinity
Registration Rights, page 129

51. Please file the registration and shareholder rights agreement signed on April 25, 2022 as an exhibit to your registration statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 133

52. Please present and reflect the Reincorporation Merger transaction with Aimfinity
         Investment Merger Sub I (Pubco) in the Pro Forma financial statements.
53. You determined Docter Inc. as an accounting acquirer under the business combination agreement. Please disclose the basis of your determination under ASC 805-10-55-12 through 55-15.
54. Please address the need to include the shares converted from (i) exercise of the Pubco warrants, (ii) the Extension Notes, and (iii) issuance of the Earnout Shares in your Pro
         Forma Adjustments and the impact of such shares.
55. With respect to Note 3(I), tell us how you determined the value of the 6 million shares issued to Docter's stockholders and its relationship to the $4,400 pro forma adjustments.
 I-Fa Chang
FirstName  LastNameI-Fa  Chang
Aimfinity Investment Merger Sub I
Comapany
January 23,NameAimfinity
            2024          Investment Merger Sub I
January
Page 13 23, 2024 Page 13
FirstName LastName
56. With respect to Note 4 - Loss Per Share, please disclose and present the diluted shares that have anti-dilutive effect, if any.
Directors, Executive Officers, Executive Compensation And Corporate Governance
Of
Aimfinity
Executive Officer and Director Compensation, page 145

57. We note your disclosure that "[a]fter the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination." Please update your disclosure to include a description of the payments and material terms of agreements entered into with your directors and members of your management team in connection with the Business Combination. For example, we note that you intend to issue 30,000 PubCo Ordinary Shares to the three independent directors of Aimfinity who hold office immediately prior to the Effective
         Time of the Acquisition Merger.
PubCo's Directors And Executive Officers After The Business Combination, page
148

58.      We note your disclosure on page 152 that "PubCo   s officers are
elected by and serve at
         the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders." Please revise your risk factors to disclose the risk to investors from this board structure. Regulations Applicable To Docter, page 156

59. We note your disclosure in this section discussing several categories of regulations to which Docter is subject. Please address the following issues related to your regulatory disclosure:

                Please revise your disclosure to discuss the current regulatory approval requirements and status for each of Docter's products, including but not limited to the DocterWatch, Docter Cloud, Docter iCare biometric radar BioRadar and the blood glucose technology. Please also disclose plans to gain regulatory approval outside of Taiwan if the company seeks to expand internationally as stated in the disclosure.

                We note your disclosure on page 156 that Docter is subject to applicable radio frequency regulations, approval authorizations and/or certifications in Taiwan. Please expand your disclosure to discuss these regulations, authorizations and/or certifications.
 I-Fa Chang
Aimfinity Investment Merger Sub I
January 23, 2024
Page 14
                Please revise your description of intellectual property regulations to note the country whose laws these regulations are referencing, and to discuss the applicability of each regulation to Docter.

                Revise your disclosure to discuss the relevant environmental and health and human safety regulations referenced in your risk factor on page 32. Certain Transactions
Certain Transactions of Docter, page 161

60. We note your disclosure that on October 9, 2023, Mr. Hsin-Ming Huang executed a patent assignment agreement with Horn Enterprise Co., Ltd., under which Mr. Huang assigned a
         German patent to Horn Enterprise Co., Ltd. Please revise your disclosure to describe this patent and its relevance to Docter.
Financial Statements, page F-1

61. Please present the financial statements of Aimfinity Investment Merger Sub I ("Pubco").
         Refer to Item 14 of Form F-4.
Aimfinity Investment Corp. I Financial Statements As of and For Year Ended December 31,
2022
Report of Independent Registered Public Accounting Firm, page F-23

62. We note your audit opinion on page F-23 for the year ended December 31, 2022, and for the period from July 26, 2021 (inception) through December 31, 2021, issued by
         MaloneBailey, LLP. However, you disclosed on page F-42 that you engaged
         MaloneBailey as the new auditor for the audit of the Company for the fiscal year ending
         December 31, 2023, and that another firm issued an auditor's report on the financial statements for the year ended on December 31, 2022. Please provide clarification on this matter.
Indemnification of Directors and Officers., page II-1
FirstName LastNameI-Fa Chang
63.    We note that PubCo's Memorandum and Articles of Association will include
Comapany    NameAimfinity
       indemnification        Investment
                        provisions  for itsMerger  Suband
                                            directors  I officers. Please
revise your risk factors to
Januarydescribe
         23, 2024the material
                   Page 14 risks to investors stemming from these provisions. FirstName LastName
 I-Fa Chang
FirstName  LastNameI-Fa  Chang
Aimfinity Investment Merger Sub I
Comapany
January 23,NameAimfinity
            2024          Investment Merger Sub I
January
Page 15 23, 2024 Page 15
FirstName LastName
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Ze'-ev D. Eiger, Esq.